Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-157573
Supplement dated November 30, 2009)

$750,000,000 of 7.30% Notes due 2039

FINAL TERM SHEET

November 30, 2009

Issuer:	International Paper Company
Security:	7.30% Notes due 2039
Principal Amount:	$750,000,000
Trade Date:	November 30, 2009
Settlement Date:	December 7, 2009 (T+5)
Final Maturity:	November 15, 2039
Interest Rate:	7.30% per annum
Day Count:	30/360
Public Offering Price:	99.741%
Yield to Maturity:	7.322%
Benchmark Treasury:	4.50% UST due August 15, 2039
Benchmark Treasury Price:	105-03+
Benchmark Treasury Yield:	4.197%
Spread to Benchmark Treasury:	+312.5 bps

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, commencing May 15, 2010

Optional Redemption:	Greater of par and make whole at Treasury plus 50 basis points, plus accrued and unpaid interest to the date of redemption

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	460146 CF8 / US460146CF85

Book-Running Managers:

Banc of America Securities LLC

Deutsche Bank Securities Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

RBS Securities Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

Calyon Securities (USA) Inc.

Daiwa Securities America Inc.

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Morgan Keegan & Company, Inc.

SG Americas Securities, LLC

Global Settlement:	Through The Depository Trust Company, including Euroclear or Clearstream Luxembourg, as participants

Net Proceeds:	We estimate that the net proceeds, after deducting underwriters’ discounts and commissions and other estimated offering expenses payable by us, from sale of the notes offered hereby will be approximately $740.7 million.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling any of the Book-Running Managers at the numbers below:

Banc of America Securities LLC	800-294-1322 (toll free)
Deutsche Bank Securities Inc.	800-503-4611 (toll free)
BNP Paribas Securities Corp.	800-854-5674 (toll free)
Citigroup Global Markets Inc.	877-858-5407 (toll free)
J.P. Morgan Securities Inc.	212-834-4533 (call collect)
RBS Securities Inc.	866-884-2071 (toll free)
UBS Securities LLC	877-827-6444, ext. 561-3884 (toll free)
Wells Fargo Securities, LLC	800-326-5897 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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